Exhibit 99.2

July 1, 2025

JAMES HARDIE ANNOUNCES APPOINTMENT OF NEW NON-EXECUTIVE

DIRECTORS, RETIREMENT OF NON-EXECUTIVE DIRECTOR & ATO RULING

Appointment of New Non-Executive Directors

The Board of James Hardie Industries plc (James Hardie or the Company) has appointed Gary Hendrickson, Jesse Singh and Howard Heckes as non-executive directors of James Hardie effective 1 July 2025, following the successfully completed acquisition of The AZEK Company Inc. (AZEK).

Mr. Hendrickson is former director and Chair of AZEK, a leading manufacturer of environmentally sustainable outdoor living products, positions he held from May 2017 to June 2025. Mr. Hendrickson also previously served as the Chairman and Chief Executive Officer of the Valspar Corporation, a global paint and coatings manufacturer, from June 2011 to June 2017, and was its President and Chief Operating Officer from February 2008 until June 2011. Mr. Hendrickson held various executive leadership roles with the Valspar Corporation from 2001 until 2017, including positions with responsibilities for the Asia Pacific operations. Mr. Hendrickson also serves as a director of Polaris Industries Inc., a publicly traded global manufacturer and seller of off-road vehicles, including all-terrain vehicles and snowmobiles and served as a director of Waters Corporation, a leading specialty measurement company and pioneer of chromatography, mass spectrometry and thermal analysis innovations serving the life, materials and food sciences, from 2018 to 2022. He is a resident of the United States.

Mr. Singh is former director, Chief Executive Officer and President of AZEK, positions he held from June 2016 to June 2025. Prior to joining AZEK, Mr. Singh worked for 14 years at the 3M Company, a manufacturer and marketer of a range of products and services through its safety & industrial, transportation & electronics, health care and consumer segments, and served in numerous leadership roles at 3M, including Chief Commercial Officer, President of 3M’s Health Information Systems business and VP of the Stationery and Office supplies business, which included the iconic Post-it and Scotch Brands. During his career at 3M, Mr. Singh was involved in running 3M’s worldwide, customer-facing operations, which was comprised of approximately 4,000 shared services, 12,000 sales and 5,000 marketing professionals. He also served as CEO of 3M’s joint venture in Japan and led 3M’s global electronics materials business. Mr. Singh currently serves on the board and as a member of the audit and compensation committees of Carlisle Companies Incorporated. He is a resident of the United States.

Mr. Heckes is a former director of AZEK, a position he held from November 2020 to June 2025. Prior to joining AZEK, he was the President, Chief Executive Officer and board member of Masonite International Corporation, a leading global designer, manufacturer, marketer and distributor of interior and exterior doors and door solutions, and served in that role from June 2019 until it was acquired in May 2024. From 2017 to 2019, Mr. Heckes served as Chief Executive Officer of Energy Management Collaborative, a privately held company providing LED lighting and controls and IoT conversion systems and service solutions based in Plymouth, Minnesota. Previously, Mr. Heckes served in various senior operations roles at The Valspar Corporation, including as Executive Vice President and President of Global Coatings from 2014 to 2017 and

July 1, 2025

as Senior Vice President, Global Consumer from 2008 to 2014. Prior to joining Valspar, Mr. Heckes held various leadership roles at Newell Rubbermaid, including President of Sanford Brands and President of Graco Children’s Products. Mr. Heckes currently serves as an independent director of Airtron, a privately held HVAC installation and service company. Mr. Heckes holds a B.S. in Industrial Engineering from Iowa State University and an M.S. in Industrial Engineering from the University of Iowa. He is a resident of the United States.

Commenting on the appointments, Anne Lloyd, Chair of James Hardie, said “I am delighted that Gary, Jesse and Howard have agreed to join our Board. Gary brings significant global experience, with expertise in leadership and development, and execution of business growth strategy. Jesse brings extensive senior leadership experience and a comprehensive knowledge of manufacturing and operations. Howard also brings extensive experience in corporate leadership, the development and execution of business growth strategies and significant consumer brand and business operating experience. They will each be valuable additions to the Board.”

Retirement of Non-Executive Director

James Hardie also announces that Harold Wiens will retire as a non-executive director of the Company with effect from 1 July 2025.

Commenting on the retirement, Anne expressed her sincere gratitude to Mr. Wiens for his dedicated service on the Board. “In Harold’s five years with James Hardie, his contribution has been invaluable to the Company. We thank Harold for his dedication and leadership, specifically when he stepped into the Interim CEO role in 2022. His guidance and insights over the years have been commendable. We wish Harold a happy and fulfilling retirement.”

ATO Ruling

James Hardie confirms it has received a draft class ruling from the Australian Taxation Office (ATO) regarding the capital gains tax implications of the change in listing arrangements for James Hardie’s Australian shareholders who hold their James Hardie shares on capital account.

The draft class ruling is not binding on the ATO and only a final class ruling can be relied on by James Hardie shareholders. When a final class ruling is issued by the ATO, it will be available on James Hardie’s website at www.jameshardie.com.au and the ATO’s website at www.ato.gov.au.

This communication has been authorized by the Company Secretary of James Hardie Industries plc.

July 1, 2025

Investor Relations:

Joe Ahlersmeyer, CFA

Vice President, Investor Relations

+1 773-970-1213

Media:

U.S.

Ed Trissel / Arielle Rothstein

Joele Frank, Wilkinson Brimmer Katcher

+1 212-355-4449

Australia

Jack Gordon

Sodali & Co.

+61 478 060 362

jack.gordon@sodali.com